Exhibit 4.5

Consolidated Financial Statements

(Expressed in thousands of Canadian dollars)

WESTPORT  INNOVATIONS  INC.

Three months ended June 30, 2008 and 2007

WESTPORT INNOVATIONS INC.

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

	June 30, 2008	March 31, 2008
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$18,026	$7,560
Short-term investments	—	15,202
Accounts receivable	8,915	7,028
Loan receivable (note 8(a))	8,456	6,774
Inventories (note 3)	11,674	9,020
Prepaid expenses	892	1,033
Current portion of future income tax assets	7,362	4,944
	55,325	51,561

Long-term investments (note 4)	12,899	18,754

Equipment, furniture and leasehold improvements, net	5,744	3,685

Intellectual property, net	538	574

Future income tax assets	399	4,366
	$74,905	$78,940

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$7,959	$8,470
Current portion of deferred revenue	206	205
Demand instalment loan	5,879	5,776
Short-term debt	5,955	5,995
Current portion of long-term debt	48	54
Current portion of warranty liability	5,588	4,899
Obligation to issue warrants	4,000	4,000
	29,635	29,399
Warranty liability	5,863	4,258
Long-term debt	44	8
Deferred lease inducements	516	280
Deferred revenue	1,375	1,216
Joint Venture Partners’ share of net assets of joint ventures (note 8(c))	15,470	13,983
	52,903	49,144
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
27,483,717 (2008 — 27,416,993) common shares	258,798	258,202
Other equity instruments (note 6)	3,236	3,079
Additional paid in capital	4,945	5,097
Deficit	(250,924)	(247,460)
Accumulated other comprehensive income	5,947	10,878
	22,002	29,796

Share consolidation (note 1)
Subsequent events (note 12)
	$74,905	$78,940

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.

Consolidated Statements of Operations (unaudited)

(Expressed in thousands of Canadian dollars, except share and per share amounts)

	Three months ended June 30
	2008	2007

Product revenue	$21,428	$11,842
Parts revenue	4,081	3,888
	25,509	15,730

Cost of revenue and expenses:
Cost of revenue	17,170	10,392
Research and development (notes 6 and 7)	7,163	5,441
General and administrative (note 6)	1,462	1,113
Sales and marketing (note 6)	2,595	1,777
Foreign exchange loss (gain) (note 10)	(92)	539
Depreciation and amortization	376	367
Bank charges, interest and other (note 10)	105	58
	28,779	19,687

Loss before undernoted	(3,270)	(3,957)

Loss from investment accounted for by the equity method (note 4(b))	(80)	—
Interest on long-term debt and amortization of discount	—	(770)
Interest and other income	303	229
Gain on sale of investments (note 4(a))	3,813	718

Income (loss) before income taxes and Joint Venture Partners’ share of income from joint ventures	766	(3,780)

Income tax expense:
Current	101	67
Future	2,565	297
	2,666	364

Loss before Joint Venture Partners’ share of income from joint ventures	(1,900)	(4,144)

Joint Venture Partners’ share of net income from joint ventures (note 8)	(1,564)	(580)

Loss for the period	$(3,464)	$(4,724)

Basic and diluted loss per share	$(0.13)	$(0.22)

Weighted average common shares outstanding - Basic and diluted	27,443,257	21,641,626

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.

Consolidated Statements of Comprehensive Loss (unaudited)

(Expressed in thousands of Canadian dollars)

	Three months ended June 30
	2008	2007

Loss for the period	$(3,464)	$(4,724)

Other comprehensive loss
Unrealized loss on available for sale securities, net of tax of $338 (2007 – $nil)	(1,717)	(1,218)
Reclassification of net realized gains on available for sale securities to net loss, net of tax of $676 (2007 - $nil)	(3,137)	(718)
Cumulative translation adjustment	(77)	—
	(4,931)	(1,936)

Comprehensive loss	$(8,395)	$(6,660)

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of Canadian dollars, except share amounts)

Three months ended June 30, 2008

						Accumulated other	Total
	Common	Share	Other equity	Additional paid	Accumulated	comprehensive	shareholders’
	shares	capital	instruments	in capital	Deficit	income	equity

Balance, March 31, 2007	21,624,594	232,830	12,352	5,301	(239,865)	—	10,618
Transitional adjustment on adoption of new accounting standards for financial instruments, net of tax of $3,370	—	—	—	—	3,483	17,032	20,515

Balance, April 1, 2007	21,624,594	232,830	12,352	5,301	(236,382)	17,032	31,133
Issue of common shares on exercise of stock options	232,024	1,967	—	(762)	—	—	1,205
Issue of common shares on exercise of performance share units	60,383	390	(390)	—	—	—	—
Issue of common shares on conversion of subordinated convertible notes and settlement of accrued interest	4,831,801	21,759	(7,569)	—	(763)	—	13,427
Issue of common shares on exercise of warrants	668,191	1,420	(1,420)	—	—	—	—
Share issue costs	—	(164)	—	—	—	—	(164)
Stock-based compensation	—	—	106	558	—	—	664
Net loss	—	—	—	—	(10,315)	—	(10,315)
Other comprehensive loss	—	—	—	—	—	(6,154)	(6,154)

Balance, March 31, 2008	27,416,993	$258,202	$3,079	$5,097	$(247,460)	$10,878	$29,796
Issue of common shares on exercise of stock options	66,724	596	—	(226)	—	—	370
Stock-based compensation	—	—	157	74	—	—	231
Net loss	—	—	—	—	(3,464)	—	(3,464)
Other comprehensive loss	—	—	—	—	—	(4,931)	(4,931)

Balance, June 30, 2008 (unaudited)	27,483,717	$258,798	$3,236	$4,945	$(250,924)	$5,947	$22,002

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

	Three months ended June 30
	2008	2007
	(Unaudited)	(Unaudited)
Cash flows from operations:
Loss for the period	$(3,464)	$(4,724)
Items not involving cash:
Depreciation and amortization	376	367
Stock-based compensation expense	231	113
Future income tax recovery	2,565	297
Change in deferred lease inducements	(89)	(57)
Gain on sale of investments	(3,813)	(718)
Joint Venture Partners’ share of net income from joint ventures	1,564	580
Loss from investment accounted for by the equity method	80	—
Interest on long-term debt and amortization of discount	—	770
Changes in non-cash operating working capital:
Accounts receivable	(1,887)	986
Inventories	(2,654)	(251)
Prepaid expenses	141	145
Accounts payable and accrued liabilities	(511)	(1,521)
Deferred revenue	160	44
Warranty liability	2,294	(565)
	(5,007)	(4,534)
Cash flows from investments:
Purchase of equipment, furniture and leasehold improvements	(2,349)	(182)
Sale of short-term investments, net	15,202	2,909
Disposition of long-term investments	5,220	1,119
Loan receivable	(1,682)	—
Investment in joint venture (note 4(b))	(1,500)	—
Leasehold inducement	325	—
	15,216	3,846
Cash flows from financing:
Issue of demand instalment loan	500	—
Repayment of demand instalment loan	(397)	(135)
Repayment of other long-term debt	(30)	(18)
Shares issued for cash	370	575
	443	422

Effect of foreign exchange on cash and cash equivalents	(186)	—

Increase in cash and cash equivalents	10,466	(266)

Cash and cash equivalents, beginning of period	7,560	1,702

Cash and cash equivalents, end of period	$18,026	$1,436

Supplementary information:
Interest paid	$62	$30
Taxes paid	25	—
Non-cash transactions:
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	50	—
Shares issued on exercise of performance share units	—	135

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2008 and 2007

1.                         Basis of presentation:

The unaudited consolidated balance sheet as at June 30, 2008, the unaudited consolidated statements of operations, comprehensive loss and cash flows for the three months ended June 30, 2008 and 2007 and the unaudited consolidated statements of shareholders’ equity for the three months ended June 30, 2008 have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required under Canadian generally accepted accounting principles for annual financial statements. Except as described in note 2, these financial statements have been prepared, on a basis consistent with, and should be read in conjunction with, the consolidated financial statements and notes thereto for the fiscal year ended March 31, 2008.

These consolidated financial statements have been presented on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.  To date, the Company has financed its operations primarily by equity and debt financing and margins on the sale of products and parts.  If the Company does not have sufficient funding from internal or external sources, it may be required to delay, reduce or eliminate certain research and development programs and forego acquisition of certain equipment.  The future operations of the Company are dependent upon its ability to produce, distribute and sell an economically viable product to attain profitable operations.

In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at June 30, 2008 and for all periods presented have been included.  Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.  Shares, share options, performance share units, warrants and per share amounts have been adjusted on a retroactive basis to reflect the three-and-one-half-to-one share consolidation (3.5:1) completed on July 21, 2008.

2.                         Accounting policies:

Stock-based compensation plans:

On April 1, 2008, the Company changed its accounting policy for stock-based compensation to estimate forfeitures on the date of grant and to calculate stock-based compensation based on options expected to vest.  Previously, the Company recognized the effect on stock-based compensation of forfeitures of options prior to vesting as they occurred.  On the date of the change in accounting policy, the Company determined that the effect of forfeitures was not material, and accordingly, the change resulted in no adjustment to opening deficit or for any of the prior periods presented.

Financial instruments – Disclosures:

Effective April 1, 2008, the Company adopted CICA Handbook Section 3862, Financial instruments - Disclosures and Section 3863, Financial Instruments - Presentation.  Generally, the new sections replace Section 3861, Financial Instruments - Disclosure and Presentation.  These new sections established standards for the presentation of financial instruments and non-financial derivatives and increased disclosure requirements including disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks (see note 10).  Adoption of Section 3863 did not impact the consolidated financial statements.

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2008 and 2007

2.                         Accounting policies (continued):

Capital Disclosures:

Effective, April 1, 2008 the Company adopted CICA Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about the Company capital and how it is managed (see note 11).

Inventory:

Effective, April 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories. The new standard provides more guidance on the measurement and disclosure requirements for inventories. The new standard requires inventory to be measured at the lower of cost and net realizable value.  The new standard also allows the reversals of previous write-downs to the net realizable value when there is a subsequent increase in the value of inventories. Adoption of this standard had no impact on the consolidated financial statements.

Foreign currency:

During the period, the Company determined that Cummins Westport Inc. (“CWI”), with a US dollar functional currency, is economically, financially and operationally independent of the Company and the Company’s exposure to exchange rate changes is now limited to the Company’s net investment in CWI. Accordingly, the accounts of CWI are translated into Canadian dollars as follows:

(i)                    Revenue and expenses at the average rate of exchange.

(ii)                 Assets and liabilities are translated at the exchange rate in effect at the balance sheet date (previously non-monetary assets were translated at historical costs).

(iii)              Exchange gains and losses arising from translation are included in a separate component of accumulated other comprehensive income (previously exchange gains and losses were included in net loss).

International Financial Reporting Standards:

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011.  The Company will be required to report under IFRS effective for interim and annual financial statements relating to its fiscal year beginning on April 1, 2011.

Adoption of IFRS will impact all areas of financial accounting and reporting.  The Company is in the process of assessing the impacts of the Canadian convergence initiative and is developing a conversion plan.

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2008 and 2007

3.                         Inventories:

	June 30, 2008	March 31, 2008
	(Unaudited)
Finished goods	$4,407	$4,407
Parts	5,804	4,136
Work-in-process	1,463	477
	$11,674	$9,020

During the three months ended June 30, 2008,  we recognized  $14,016 (2007 - $9,744) related to inventoriable items in cost of sales.

Amounts removed from inventory and included in cost of sales is based on standard cost which approximates weighted average cost and variances between actual and standard costs are included in cost of sales.  Cost of inventory includes depreciation and amortization where applicable but depreciation and amortization related to inventory sold is included in depreciation and amortization expense.

4.                         Long-term investments:

	June 30, 2008	March 31, 2008
	(Unaudited)
Clean Energy Fuels Corp. (a)	$11,425	$18,693
Juniper Engines Inc. (b)	1,420	—
Other investments	54	61
	$12,899	$18,754

(a)                    As at June 30, 2008, the Company owned an approximate 2% (March 31, 2008 - 3%) interest in Clean Energy Fuels Corp. (“CEFC”), an owner and operator of natural gas refueling facilities.  During the three months ended June 30, 2008, the Company sold 387,960 shares of CEFC for net proceeds of $5,218 (2007 - $1,119) resulting in a gain on sale of $3,538 (2007 - $718).  As at June 30, 2008, the Company owned 975,111 shares of CEFC which have been valued at a closing market price of $11.72 per share (US$11.49 per share).

(b)                   On October 26, 2007, the Company and OMVL SpA (“OMVL”) entered into a joint venture agreement, engineering agreements and supply agreements to design, produce and sell alternative fuel engines in the sub-5 litre class for global applications.  Based in Pernumia, Italy, OMVL designs, manufactures and markets complete fueling systems for new vehicles and for the aftermarket conversion of engines from gasoline (petrol) to compressed natural gas and liquid petroleum gas.  Under the terms of the joint venture agreement, OMVL and the Company share 51% and 49%, respectively, of the profits or losses of the venture.  The jointly controlled company is headquartered in Vancouver, Canada and will continue to exploit the global engineering, production and distribution strengths of OMVL and its parent company, SIT Group, to deliver engines worldwide.  The Company supports the new venture through supply of technology, design, testing and market development services.  On April 1, 2008, the Company contributed $1,500 to the formation of the joint venture.

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2008 and 2007

4.                         Long-term investments (continued):

(b)                   The Company has determined that Juniper is a variable interest entity.  However, the Company is not the primary beneficiary and has accounted for its interest in Juniper using the equity method.

During the three months ended June 30, 2008, the Company recognized a loss of $80 (2007 – $nil) as loss from investment accounted for by the equity method.

5.                         Stock options and other stock-based plans:

	Three months ended June 30, 2008		Three months ended June 30, 2007
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Outstanding, beginning of period	1,235,799	$6.96	1,493,998	$7.18
Granted	—	—	8,571	6.69
Exercised	(66,724)	5.54	(111,845)	5.15
Cancelled/expired	(1,373)	19.87	(4,899)	10.96
Outstanding, end of period	1,167,702	$7.04	1,385,825	$6.79

Options exercisable, end of period	765,675	$7.94	791,404	$8.02

During the three months ended June 30, 2008, the Company recognized $157 (2007 – $86) in stock-based compensation related to stock options.  No options were granted. The fair value of the options granted in the three months ended June 30, 2007 was determined using the Black-Scholes option pricing model using the following weighted average assumptions:  expected dividend yield – nil%; expected stock price volatility – 59%; risk free interest rate – 4.79%; expected life of options – 5 years.  The weighted average grant date fair value for options granted in the three months ended June 30, 2007 was $3.68.

6.                           Other equity instruments:

Other equity instruments includes the value assigned to performance share units (“PSUs”) issued by the Company that have vested but have not been exercised.  During the three months ended June 30, 2008, no PSUs (2007 – 339,614) were granted.  No PSUs were exercised during the three months ended June 30, 2008 (2007 – 24,912) and as at June 30, 2008, there are 1,082,990 PSUs outstanding of which 554,420 were exercisable.  During the three months ended June 30, 2008, the Company recognized stock-based compensation expense of $74 (2007 – $27) related to PSU’s which vested during the period.

The stock-based compensation associated with the Performance Share Unit Plan and the stock option plan (note 5), is included in operating expenses as follows:

	Three months ended June 30
	2008	2007

Research and development	$57	$20
General and administrative	98	77
Sales and marketing	76	16
	$231	$113

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2008 and 2007

7.                           Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable.  For the three months ended June 30, 2008 and 2007, the following research and development expenses had been incurred and program funding received or receivable:

	Three months ended June 30
	2008	2007

Research and development expenses	$7,882	$6,731
Program funding	(719)	(1,290)
	$7,163	$5,441

8.                           Investment in Joint Ventures:

(a)                    Cummins Westport Inc.:

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of CWI as at and for all periods presented.  From January 1, 2005, Cummins shares equally in the profits and losses of CWI.  However, the Company has determined that CWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company continues to consolidate CWI with Cummins’ share of CWI’s income and losses included in “Joint venture partners’ share of income from joint ventures”.

Assets, liabilities, revenue and expenses of CWI included in the consolidated financial statements of the Company as at and for the periods presented are as follows:

	June 30, 2008	March 31, 2008
	(Unaudited)
Current assets:
Cash and cash equivalents	$13,119	$137
Short-term investments	—	13,713
Accounts receivable	4,415	3,503
Loan receivable	8,456	6,774
Prepaid expenses	71	108
Current portion of future income tax assets	7,362	4,944
	33,423	29,179

Future income tax assets	399	4,366

Equipment, furniture and leasehold improvements	403	166

	$34,225	$33,711

Current liabilities:
Accounts payable and accrued liabilities	$1,986	$2,131
Current portion of deferred revenue	92	69
Current portion of warranty liability	5,415	4,689
	$7,493	$6,889

Long-term liabilities
Warranty liability	$5,653	$3,985
Deferred revenue	573	386
	$6,226	$4,371

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2008 and 2007

8.                         Investment in Joint Ventures (continued):

(a)                    Cummins Westport Inc. (continued):

The loan receivable above of $8,456 was loaned to Cummins under a demand loan agreement, with interest accruing monthly at the one month prime corporate paper rate.  The loan is unsecured.

	Three months ended June 30
	2008	2007
	(Unaudited)	(Unaudited)

Product revenue	$21,040	$10,719
Parts revenue	4,081	3,888
	25,121	14,607

Cost of revenue and expenses:
Cost of revenue	16,967	9,495
Research and development	1,598	1,978
General and administrative	442	154
Sales and marketing	1,430	1,117
	20,437	12,744

Income before undernoted	4,684	1,863

Interest and investment income	202	177
Effect of foreign currency translation	—	(526)

Income before income taxes	4,886	1,514

Income tax expense:
Current	101	57
Future	1,551	297
	1,652	354

Income for the period	3,234	1,160

Joint Venture Partner’s share of net income from joint venture	(1,617)	(580)

Company’s share of income	$1,617	$580

(b)                   BTIC Westport Inc.:

On July 21, 2006, the Company and Beijing Tianhai Industry Co. Ltd. (“BTIC”) of Beijing, China formed BWI to market liquefied natural gas (“LNG”) fuel tanks for vehicles.  Through the 50:50 joint venture agreement and related license and supply agreements, BTIC and Westport share equally in the profits on products developed and sold by the joint venture.  During the year ended March 31, 2008, the Company contributed $425 (US$400) to the formation of this joint venture.

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2008 and 2007

8.                         Investment in Joint Ventures (continued):

(b)                   BTIC Westport Inc. (continued):

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of BWI since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company consolidates BWI and BTIC’s share of BWI’s income and losses is included in “Joint venture partners’ share of income from joint ventures”.  For the three months ended June 30, 2008, the Company’s share of loss from BWI was $53.

(c)                    Joint Venture Partners’ share of net assets of joint ventures:

	June 30, 2008	March 31, 2008
	(Unaudited)
Cummins Westport Inc. (a)	$15,349	$13,809
BTIC Westport Inc. (b)	121	174
	$15,470	$13,983

9.                           Segmented information:

The Company currently operates in one operating segment which involves the research and development and the related commercialization of engines and fuel systems operating on gaseous fuels.  The majority of the Company’s equipment, furniture and leasehold improvements are located in Canada.  For the three months ended June 30, 2008, 83% (2007 - 49%) of the Company’s revenue was from sales in North America, 7% (2007 - 30%) from sales in Asia, and 10% (2007 - 21%) from sales elsewhere.

10.                   Financial instruments:

(a)                    Financial risk management:

The Company has exposure to liquidity risk, credit risk, foreign currency risk, equity price risk and interest rate risk.

(b)                   Liquidity:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company has sustained losses and negative cash flows from operations since inception.   At June 30, 2008, the Company has approximately $18,026 of cash and cash equivalents.

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2008 and 2007

10.          Financial instruments (continued):

(b)        Liquidity (continued):

The following are the contractual maturities of financial obligations as at June 30, 2008:

	Carrying amount	Contractual cash flows	< 1 year	2-3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$7,959	$7,959	$7,959	$—	$—	$—
Demand instalment loan (1)(2)	5,879	6,647	1,839	2,968	1,840	—
Short-term debt (3)	5,955	5,955	5,955	—	—	—
Long-term debt	92	92	48	36	8	—
Operating lease commitments	—	6,201	1,303	2,515	1,892	491
Royalty payments(4)	337	28,189	1,350	2,700	2,700	21,439

	$20,222	$55,043	$18,454	$8,219	$6,440	$21,930

(1)     Includes interest at the interest rate in effect on June 30, 2008.

(2)     Demand instalment loan is repayable over five years unless the bank demands early payment.

(3)     Short-term debt is repayable only from the sale of certain LNG systems.  The Company has assumed these systems will be sold within a year.

(4)     From fiscal 2009 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,350 or 0.33% of the Company’s gross annual revenue from all sources, provided that gross revenue exceeds $13,500 in any aforementioned fiscal year, up to a maximum of $28,189. The Company has assumed the minimum required payments.

The Company expects to be able to meet its future financial obligations with its current source of funds. However, there are uncertainties related to the timing of the Company’s cash inflows, especially around the sale of inventories, and amounts required for market and product development costs. These uncertainties include the volume of commercial sales related to its natural gas engines and fuel system products and the development of markets for, and customer acceptance of, these products. As a result, the Company may need to seek additional equity or arrange debt financing, which could include additional lines of credit, in order to meet its financial obligations.

(c)        Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments, accounts receivable and loan receivable.  The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 high rated companies and governments.  While the Company does not hold asset-backed securities directly, these parties may be exposed in varying degrees to asset-backed securities and U.S. sub-prime mortgages.  The Company monitors its portfolio and its policy is to diversify its investments to manage this potential risk.

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2008 and 2007

10.          Financial instruments (continued):

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectibility of accounts receivable and loan receivable.  26% (March 31, 2008 - 30%) of accounts receivable relates to government grants receivable and 46% (March 31, 2008 - 48%) is due from Cummins Inc., a large U.S. based engine manufacturer and our joint venture partner, relating to proceeds for the sale of products collected by Cummins on the Company’s behalf.  The loan receivable is due from Cummins.  In order to minimize the risk of loss for trade receivables the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed.  Most sales are invoiced with payment terms in the range of 30 to 90 days. The Company reviews its trade receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible. Estimates for allowance for doubtful debts are determined by a customer-by-customer evaluation of collectibility at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern problems.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable and loan receivable of $35,397 at June 30, 2008 represents the Company’s maximum credit exposure.

(d)     Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar (“U.S.”). Cash and cash equivalents, short-term investments, loan receivable, accounts payables and short-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with third parties in U.S. dollars and Canadian dollars to the maximum extent possible and practical.  The Company attempts to limits its exposure to foreign currency risk by holding a combination of Canadian and U.S. denominated cash and cash equivalents and short-term investments based on forecasted twelve months of Canadian or U.S. dollar net expenditures. The Company currently does not enter into any forward foreign exchange contracts to further limit its exposure.

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2008 and 2007

10.          Financial instruments (continued):

(d)        Foreign currency risk (continued):

The U.S. dollar carrying amount subject to exposure to foreign currency risk at June 30, 2008 is as follows:

U.S. dollars

Cash and cash equivalents	$3,831
Accounts receivable	382
Long-term investments	11,204
Accounts payable	322
Short-term debt	5,840

If foreign exchange rates on June 30, 2008 had changed by 0.25%, with all other variables held constant, net loss for the three months ended June 30, 2008 would have changed by $5 and other comprehensive income by $24.  The Company’s exposure to currencies other than U.S. dollars is not material.

(e)        Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk on its loan receivable and demand instalment loans.  The Company limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the three months ended June 30, 2008 had changed by 25 basis points, with all other variables held constant, net loss for the three months ended June 30, 2008 would have changed by $2.

(f)         Equity price risk:

The value of our equity investment in CEFC, a publicly traded company, is subject to market price volatility.  This investment is classified as available for sale. As of June 30, 2008, every dollar change in the stock price of CEFC, would result in a change in other comprehensive income of $975.

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2008 and 2007

10.          Financial instruments (continued):

(g)        Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable, accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of these instruments.

The Company’s short- and long-term investments are recorded at fair value except for its interest in Juniper Engines Inc. which is accounted for using the equity method and other investments which are carried at cost (note 4) due to the lack of a readily available market for these securities.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.  The fair value of the Company’s demand instalment loan and short-term debt are not materially different from its carrying value based on market rates of interest.

The carrying value of the Company’s obligation to issue warrants represents management’s best estimate of its fair value.

11.          Management of capital:

As at June 30, 2008, the Company’s capital is composed of share capital and its $13,000 line of credit with a Schedule 1 Canadian bank.  Subsequent to June 30, 2008, the Company raised $15,000 in debenture units, the primary terms of which are described in note 12(a).

The Company’s objectives when managing capital are as follows:

•      to safeguard the entity’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders;

•      to maintain sufficient cash, cash and cash equivalents on hand to pay make service debt payments as they become due and to meet externally imposed capital requirements (the Company must maintain cash and cash equivalents and short and long-term investments of at least 1.5 times the amount drawn against its line of credit and outstanding letters of credit); and

•      to have sufficient cash, cash equivalents, short term investments and marketable available for sale securities on hand to fund the Company’s business plans.

The Company’s primary uses of capital are to finance product development, market development, working capital, capital expenditures, and operating losses.  The Company currently funds these requirements from internally generated cash flows, primarily from its 50% share of CWI and non-CWI revenues, sales of Clean Energy shares, amounts drawn against its line of credit, government funding and proceeds from the offering of debt or equity securities.

There were no changes to the Company’s approach to capital management during the three months ended June 30, 2008.

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2008 and 2007

12.          Subsequent events:

(a)        On July 3, 2008, the Company completed the sale and issue of 15,000 debenture units of the Company for total gross proceeds of $15,000.  Each Debenture Unit consists of one unsecured subordinated debenture in the principal amount of $1 bearing interest at 9% per annum and 180 (post share consolidation – 51) common share purchase warrants exercisable into common shares of the Company at any time for a period of two years from the date of issue at $5.35 (post share consolidation – $18.73).  The Company has the option to redeem the debentures at any time after 12 months and before 18 months from the date of issue at 115% of their principal amount and at 110% of the principal amount after 18 months.  Interest is payable semi-annually and the debentures mature on July 3, 2011.  A total of 2,700,000 warrants (post share consolidation – approximately 771,428) were issued. The Company also issued 161,413 (post share consolidation – approximately 46,118) broker warrants which are exercisable into common shares of the Company at $4.60 (post share consolidation – $16.10) for a period of two years.

(b)        On July 16, 2008, the Company announced that it had entered into a joint venture agreement with Weichai Power Co., Ltd. (“Weichai Power”), China’s largest heavy duty engine manufacturer, and Hong Kong Peterson (CNG) Equipment Limited (“Hong Kong Peterson”) to form a new entity, Weichai Westport Inc. (“WWI”).  WWI will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy duty trucks, power generation and shipping applications.  Under the terms of the 30-year joint venture agreement, Westport’s initial investment to acquire a 35% share of the joint venture is expected to be approximately US$4.5 million (30 million RMB).  Weichai Power and Hong Kong Peterson will hold a 40% and 25% interest, respectively, in WWI.

(c)        On July 21, 2008, the Company filed a preliminary prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with its planned initial public offering of common shares in the United States. The preliminary prospectus and the registration statement relating to these securities have not yet become effective.

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2008 and 2007

13.          Reconciliation to United States generally accepted accounting standards:

The interim consolidated financial statements of the Company as at June 30, 2008 and for the three months ended June 30, 2008 and 2007 have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial reporting. Such principles differ in certain respects from United States (“US”) GAAP. For information on material differences between Canadian GAAP and US GAAP, references should be made to note 23, Reconciliation to US Generally Accepted Accounting Principles in the consolidated financial statements for the years ended March 31, 2008 and 2007 filed on SEDAR on July 21, 2008.

The significant measurement differences listed in the US GAAP Reconciliations that are applicable to the interim consolidated financial statements as at June 30, 2008 and for the three months ended June 30, 2008 and 2007, are as follows:

(a)        Convertible notes:

For Canadian GAAP purposes, on issue of the convertible notes on June 12, 2006 to Perseus L.L.C. the Company allocated certain amounts to the value of the warrants and conversion options based on their estimated fair value with the difference between the gross proceeds and the value of the warrants and conversion options allocated to the debt.  For US GAAP purposes, the allocation between the debt and the warrants would be done on a relative fair value basis.  In addition, under US GAAP, an amount is allocated only to a beneficial conversion option when the market price of the shares into which the debt is convertible exceeds the effective exercise price.  For US GAAP purposes, only the second tranche of the notes issued in January 2007 was deemed to have a beneficial conversion option.

Accordingly, for US GAAP purposes, the adjustment to interest on long-term debt and amortization of discount for the three months ended June 30, 2008 and 2007 associated with the difference in the amounts allocated to the debt was $nil and $113, respectively.

(b)        Investments:

Under Canadian GAAP, the income tax recovery generated by a reversal of a previously recognized future income tax valuation allowance to reduce future income tax liabilities generated by mark to market adjustments on available for sale securities is recognized in net loss for the year while the related tax expense is included in accumulated other comprehensive income (“AOCI”) until the shares are sold at which time the tax expense is included in net loss.  Under US GAAP, the reversal of the valuation allowance would be recognized in other comprehensive income.  Accordingly, for US GAAP purposes, future income tax expense of $1,014 recognized under Canadian GAAP would not be recognized in the three months ended 30, 2008.

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2008 and 2007

13.          Reconciliation to United States generally accepted accounting standards (continued):

(c)        Acquired in-process research and development costs:

Under Canadian GAAP, acquired in-process research and development costs are capitalized and amortized to earnings.  For US GAAP purposes, such in-process research and development costs are expensed immediately if there is no alternative use for the research and developments.  Accordingly, amortization of in-process research and development recorded under Canadian GAAP for the three months ended June 30, 2008 and 2007 of $36 and $36, respectively, would not be recognized under U.S. GAAP.  As at June 30, 2008, the carrying value of intellectual property would be reduced by $538 (March 31, 2008 - $574) with a corresponding increase in deficit.

(d)        Stock-based compensation:

For US GAAP purposes, the Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), Share-based Payment (“SFAS 123(R)”) and estimates forfeitures on the date of grant and calculates stock-based compensation based on options expected to vest.  Prior to April 1, 2008, the Company accounted for forfeitures as they occurred for Canadian GAAP purposes.  The Company determined that the effect of forfeitures was not material for prior periods. On April 1, 2008, for Canadian GAAP, the Company changed its accounting policy and estimates forfeitures on the date of grant and calculates stock-based compensation based on options expected to vest.  Accordingly, this GAAP difference has been eliminated.

Additional information about the PSUs issued under the 2001 PSU Plan are as follows:

	Units	Weighted average grant date fair value

Unvested, March 31, 2008 and June 30, 2008	528,570	$6.69

The aggregate intrinsic value of the Company’s stock option awards and PSUs at June 30, 2008 are as follows:

June 30, 2008
(Unaudited)
Stock options
Outstanding	$12,168
Exercisable	7,318
PSUs:
Outstanding	$11,560
Exercisable	6,558

WESTPORT INNOVATIONS INC.

Notes to Consolidated Financial Statements (unaudited)

(Expressed in thousands of Canadian dollars except share and per share amounts)

Three months ended June 30, 2008 and 2007

13.          Reconciliation to United States generally accepted accounting standards (continued):

(d)        Stock-based compensation (continued):

The total intrinsic value of options and PSUs exercised for the three months ended June 30, 2008 and 2007 was $791 and $1,669, respectively.  As at June 30, 2008, $4,517 of compensation cost relating to share-based payment awards has yet to be recognized in results from operations and will be recognized over a weighted average period of four years.

(e)        Effect of US GAAP differences:

The effect of the previously discussed accounting differences on total assets, total liabilities and shareholders’ equity, net loss, comprehensive loss and loss per share under US GAAP are as follows:

	June 30, 2008	March 31, 2008
	(Unaudited)
Total assets, Canadian GAAP	$74,905	$78,940
Differences in accounting for:
Intellectual property (c)	(538)	(574)

Total assets, US GAAP	$74,367	$78,366

Total liabilities, Canadian GAAP and US GAAP	$52,903	$49,144

Shareholders’ equity, Canadian GAAP	$22,002	$29,796
Difference in accounting for:
Intellectual property (c)	(538)	(574)

Shareholders’ equity, US GAAP	$21,464	$29,222

	June 30, 2008	June 30, 2007
	(Unaudited)	(Unaudited)
Loss for the year, Canadian GAAP	$(3,464)	$(4,724)
Difference in amortization of discount on convertible notes (a)	—	113
Tax expense on realized and unrealized gain on available for sale securities (b)	1,014	—
Amortization of intellectual property (c)	36	36

Loss for the year, US GAAP	(2,414)	(4,575)

Other comprehensive income (loss):
Tax expense on realized and unrealized gain on available for sale securities (b)	(1,014)	—
	(1,014)	(4,575)

Comprehensive income (loss), US GAAP	$(3,428)	$(4,575)

Basic and diluted loss per share, US GAAP	$(0.09)	$(0.21)

There are no differences between Canadian GAAP and US GAAP in total cash flows from operations, investments and financing presented in the consolidated statement of cash flows in any of the years presented.